Exhibit I

FORM 51-102 F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

IPSCO Inc.

P.O. Box 1670 Armour Road

Regina, SK S4P 3C7

www.ipsco.com

Item 2

Date of Material Change

June 18, 2005

Item 3

New Release

A news release was issued on June 18, 2005 through the facilities of PR Newswire and subsequently filed on SEDAR and EDGAR.

Item 4

Summary of Material Change

On June 18, 2005, the Company reported that it has revised its outlook for the second quarter.  The Company had originally estimated that its second quarter earnings per share would meet or exceed $2.75 per diluted share.  The Company now expects that earnings per share will be closer to $2.45 per diluted share with a number of different factors contributing to the revised outlook, as set forth in Item 5 below.

Item 5

Full Description of Material Change

The market for steel products generally has come under increased pricing pressure.  While the plate market remains strong with end user demand holding stable, market concerns over flat roll price decreases have resulted in service center customers reducing inventories and delaying purchases of all products.   Pricing declines will largely be offset by scrap price declines; however, in the near term there will be timing differences between the revenue changes and the pass though of expense declines.

The Company’s second quarter traditionally is the weakest quarter of the year due to spring break-up in Canada, which significantly affects Canadian tubular sales.  Break-up commenced earlier than normal this year and abnormally wet weather has protracted this break-up period longer than expected.

As previously disclosed by the Company, a six day unscheduled maintenance shutdown at the Montpelier rolling mill will negatively impact the quarter.  The shutdown resulted in reduced output and an unfavorable mix change as some slab sales replaced higher value product.

The implementation of a stock buy back program combined with debt redemptions has produced significant Canadian dollar expenditures resulting in greater exposure to exchange rate fluctuations.  The strengthening of the United States dollar has resulted in an expectation that the quarter will experience a foreign exchange loss, which for purposes of the revised guidance assumes a $0.10 per diluted share reduction in profit, based on the current exchange rates.

Item 6

Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7

Omitted Information

N/A

Item 8

Executive Officer

Vicki Avril

Senior Vice President and CFO

Tel. 630-810-4769

Item 9

Date of Report

June 20, 1005

IPSCO Inc.

By:

/s/ Leslie T. Lederer

Leslie T. Lederer

Vice President, General Counsel and Corporate Secretary